EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
ThermoEnergy Environmental, LLC	New Jersey
ThermoEnergy Power Systems, LLC (85%)	Delaware
Babcock-Thermo Clean Combustion LLC (42.5%)	Delaware
Cast Acquisition Corp.	Delaware
CASTion Corporation (97.3%)	Massachusetts